UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 20)*

VMware, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

928563402

(CUSIP Number)

Robert L. Potts

Senior Vice President, Corporate Securities & Finance Counsel and Assistant Secretary

Dell Technologies Inc.

One Dell Way

Round Rock, TX 78682

(512) 728-7800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with copies to:

Atif I. Azher

William R. Dougherty

Naveed Anwar

Simpson Thacher & Bartlett LLP

2475 Hanover Street

Palo Alto, CA 94304

(650) 251-5000

April 14, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 928563402

1	Names of reporting persons Dell Technologies Inc.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	7	Sole voting power -0-
	8	Shared voting power 337,900,441 shares of Class A Common Stock1/
	9	Sole dispositive power -0-
	10	Shared dispositive power 337,900,441 shares of Class A Common Stock1/

11	Aggregate amount beneficially owned by each reporting person 337,900,441 shares of Class A Common Stock1/
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 80.6%2/
14	Type of reporting person (see instructions) CO

1/

Includes (i) 30,678,605 shares of Class A Common Stock and (ii) 307,221,836 shares of Class B Common Stock convertible into an equal number of shares of Class A Common Stock at any time. Assumes the conversion of the Class B Common Stock referred to above into shares of Class A Common Stock.

2/

Based on 112,011,150 shares of Class A Common Stock outstanding as of March 16, 2021, as disclosed in the Annual Report on Form 10-K for the year ended January 29, 2021 filed by the Issuer with the Securities and Exchange Commission (the “SEC”). Assumes the conversion of the Class B Common Stock referred to in footnote 1 into shares of Class A Common Stock.

SCHEDULE 13D

CUSIP No. 928563402

1	Names of reporting persons EMC Corporation
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Massachusetts

Number of shares beneficially owned by each reporting person with:	7	Sole voting power -0-
	8	Shared voting power 337,900,441 shares of Class A Common Stock1/
	9	Sole dispositive power -0-
	10	Shared dispositive power 337,900,441 shares of Class A Common Stock1/

11	Aggregate amount beneficially owned by each reporting person 337,900,441 shares of Class A Common Stock1/
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 80.6%2/
14	Type of reporting person (see instructions) CO

1/

Includes (i) 30,678,605 shares of Class A Common Stock and (ii) 307,221,836 shares of Class B Common Stock convertible into an equal number of shares of Class A Common Stock at any time. Assumes the conversion of the Class B Common Stock referred to above into shares of Class A Common Stock.

2/

Based on 112,011,150 shares of Class A Common Stock outstanding as of March 16, 2021, as disclosed in the Annual Report on Form 10-K for the year ended January 29, 2021 filed by the Issuer with the SEC. Assumes the conversion of the Class B Common Stock referred to in footnote 1 into shares of Class A Common Stock.

SCHEDULE 13D

CUSIP No. 928563402

1	Names of reporting persons VMW Holdco LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	7	Sole voting power -0-
	8	Shared voting power 100,000,000 shares of Class A Common Stock1/
	9	Sole dispositive power -0-
	10	Shared dispositive power 100,000,000 shares of Class A Common Stock1/

11	Aggregate amount beneficially owned by each reporting person 100,000,000 shares of Class A Common Stock1/
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 53.2%2/
14	Type of reporting person (see instructions) OO

1/

Includes (i) 24,178,605 shares of Class A Common Stock and (ii) 75,821,395 shares of Class B Common Stock convertible into an equal number of shares of Class A Common Stock at any time. Assumes the conversion of the Class B Common Stock referred to above into shares of Class A Common Stock.

2/

Based on 112,011,150 shares of Class A Common Stock outstanding as of March 16, 2021, as disclosed in the Annual Report on Form 10-K for the year ended January 29, 2021 filed by the Issuer with the SEC. Assumes the conversion of the Class B Common Stock referred to in footnote 1 into shares of Class A Common Stock.

SCHEDULE 13D

CUSIP No. 928563402

1	Names of reporting persons EMC Equity Assets LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	7	Sole voting power -0-
	8	Shared voting power 7,221,836 shares of Class A Common Stock1/
	9	Sole dispositive power -0-
	10	Shared dispositive power 7,221,836 shares of Class A Common Stock1/

11	Aggregate amount beneficially owned by each reporting person 7,221,836 shares of Class A Common Stock1/
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 6.1%2/
14	Type of reporting person (see instructions) OO

1/

Includes 7,221,836 shares of Class B Common Stock convertible into an equal number of shares of Class A Common Stock at any time. Assumes the conversion of the Class B Common Stock referred to above into shares of Class A Common Stock.

2/

Based on 112,011,150 shares of Class A Common Stock outstanding as of March 16, 2021, as disclosed in the Annual Report on Form 10-K for the year ended January 29, 2021 filed by the Issuer with the SEC. Assumes the conversion of the Class B Common Stock referred to in footnote 1 into shares of Class A Common Stock.

SCHEDULE 13D

CUSIP No. 928563402

1	Names of reporting persons Michael S. Dell
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States of America

Number of shares beneficially owned by each reporting person with:	7	Sole voting power -0-
	8	Shared voting power 337,900,441 shares of Class A Common Stock1/
	9	Sole dispositive power -0-
	10	Shared dispositive power 337,900,441 shares of Class A Common Stock1/

11	Aggregate amount beneficially owned by each reporting person 337,900,441 shares of Class A Common Stock1/
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 80.6%2/
14	Type of reporting person (see instructions) IN

1/

Includes (i) 30,678,605 shares of Class A Common Stock and (ii) 307,221,836 shares of Class B Common Stock convertible into an equal number of shares of Class A Common Stock at any time. Assumes the conversion of the Class B Common Stock referred to above into shares of Class A Common Stock.

2/

Based on 112,011,150 shares of Class A Common Stock outstanding as of March 16, 2021, as disclosed in the Annual Report on Form 10-K for the year ended January 29, 2021 filed by the Issuer with the SEC. Assumes the conversion of the Class B Common Stock referred to in footnote 1 into shares of Class A Common Stock.

Explanatory Note

This Amendment No. 20 (the “Amendment”) amends the statement on Schedule 13D originally filed by Dell Technologies Inc. (“Dell Technologies”), EMC Corporation (“EMC”) and Michael S. Dell as the Reporting Persons on September 15, 2016, as amended by Amendment No. 1 to the Schedule 13D filed on November 8, 2016, Amendment No. 2 to the Schedule 13D filed on December 15, 2016, Amendment No. 3 to the Schedule 13D filed on December 22, 2016, Amendment No. 4 to the Schedule 13D filed on February 15, 2017, Amendment No. 5 to the Schedule 13D filed on March 30, 2017, Amendment No. 6 to the Schedule 13D filed on April 5, 2017, Amendment No. 7 to the Schedule 13D (which, among other matters, reported the status of VMW Holdco LLC, an indirect wholly-owned subsidiary of Dell Technologies and a direct wholly-owned subsidiary of EMC (“VMW Holdco”), as a Reporting Person) filed on April 13, 2017, Amendment No. 8 to the Schedule 13D filed on May 10, 2017, Amendment No. 9 to the Schedule 13D filed on August 24, 2017, Amendment No. 10 to the Schedule 13D filed on September 14, 2017, Amendment No. 11 to the Schedule 13D filed on November 3, 2017, Amendment No. 12 to the Schedule 13D filed on February 2, 2018, Amendment No. 13 to the Schedule 13D filed on July 3, 2018, Amendment No. 14 to the Schedule 13D filed on December 26, 2018, Amendment No. 15 to the Schedule 13D filed on August 14, 2019, Amendment No. 16 to the Schedule 13D filed on August 22, 2019, Amendment No. 17 to the Schedule 13D (which, among other matters, reported the status of EMC Equity Assets LLC, an indirect wholly-owned subsidiary of Dell Technologies and a direct wholly-owned subsidiary of EMC (“EMC Sub”), as a Reporting Person) filed on January 2, 2020, Amendment No. 18 to the Schedule 13D filed on March 24, 2020 and Amendment No. 19 to the Schedule 13D filed on July 15, 2020 (the “Schedule 13D”). Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to such terms in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

Item 2. Identity and Background.

The information set forth in Annex A and amended Item 5 is incorporated by reference herein.

Item 4. Purpose of Transaction.

Item 4 is hereby amended and supplemented by adding the following at the end thereof:

Separation and Distribution Agreement

On April 14, 2021, Dell Technologies entered into a Separation and Distribution Agreement (the “Separation and Distribution Agreement”) with VMware, Inc., a Delaware corporation in which Dell Technologies owns a majority equity stake (“VMware” or the “Issuer”).

Subject to the terms and conditions set forth in the Separation and Distribution Agreement, the businesses of the Issuer will be separated from the remaining businesses of Dell Technologies through a series of transactions that will result in the pre-transaction stockholders of Dell Technologies owning shares in two, separate public companies—(1) the Issuer, which will own the businesses of VMware and VMware subsidiaries and (2) Dell Technologies, which will own Dell Technologies’ other businesses and subsidiaries. The transaction is expected to close during the fourth quarter of calendar 2021, subject to certain conditions further described below.

Subject to the terms and conditions set forth in the Separation and Distribution Agreement, each of VMW Holdco, EMC and EMC Sub, each a wholly-owned subsidiary of Dell Technologies (collectively, the “EMC Entities”), shall distribute its outstanding shares of VMware Class A Common Stock and VMware Class B Common Stock (collectively, the “VMware Common Stock”) to Dell Inc., a wholly-owned subsidiary of Dell Technologies (“Dell Sub” and such distribution, the “Internal Distribution”). Following such Internal Distribution, and subject to the satisfaction of the conditions to payment described below, VMware will pay a cash dividend, pro rata, to each of the stockholders of VMware Common Stock in an aggregate amount equal to an amount to be mutually agreed by Dell Technologies and VMware between $11.5 billion and $12 billion (the “VMware Special Dividend”). Immediately following the payment of the VMware Special Dividend, the separation of VMware from Dell Technologies will occur, including through the termination or settlement of certain intercompany accounts and intercompany contracts and the other transactions further described in the Separation and Distribution Agreement and the ancillary agreements contemplated therein (the “Ancillary Agreements” and such transactions contemplated by the Separation and Distribution Agreement and the Ancillary Agreements, the “Separation”). Immediately following the receipt by Dell Sub of its pro rata portion of the VMware Special Dividend and concurrently with the consummation of the Separation,

(i) Dell Sub shall distribute all of the shares of VMware Common Stock to Denali Intermediate Inc., (ii) Denali Intermediate Inc. shall distribute all of the shares of VMware Common Stock to Dell Technologies, and (iii) Dell Technologies shall consummate the distribution by distributing all of the issued and outstanding shares of VMware Common Stock then owned by Dell Technologies to the holders of record of shares of Dell Technologies as of the record date determined pursuant to the Separation and Distribution Agreement on a pro rata basis (the “Distribution”). Immediately following, and automatically as a result of, the Distribution, and prior to receipt thereof by Dell Technologies’ stockholders, each share of VMware Class B Common Stock shall automatically convert into one fully paid and non-assessable share of VMware Class A Common Stock in accordance with clause (vi)(k) of Section C of Article IV of the Certificate of Amendment of the Amended and Restated Certificate of Incorporation of VMware attached as Exhibit A to the Separation and Distribution Agreement (the “Conversion” and together with the Distribution, the Separation, the Internal Distribution, the payment of the VMware Special Dividend and the other transactions contemplated by the Separation and Distribution Agreement, the “Transactions”). As a result of the Transactions, each holder of record of shares of Dell Technologies as of the record date determined pursuant to the Separation and Distribution Agreement shall hold a pro rata portion of the VMware Class A Common Stock distributed in the Distribution. Following the Transactions, the VMware Class A Common Stock will be the sole class of outstanding VMware Common Stock.

Conditions to the Transactions

The obligation of each of Dell Technologies and VMware to complete the Transactions is subject to a number of conditions, including, among other things: receipt of opinions from independent firms regarding surplus and solvency matters; receipt of certain opinions by Dell Technologies concerning the federal income tax treatment of the Transactions; receipt of a private letter ruling from the Internal Revenue Service (“IRS”) concerning the federal tax treatment of the Transactions; absence of legal restraints that prohibit, enjoin or make illegal the consummation of the Transactions; absence of pending litigation that would reasonably be expected to prohibit, impair or materially delay the ability of Dell Technologies or VMware to consummate the Transactions on the terms contemplated by the Separation and Distribution Agreement or that seeks material damages or another material remedy in connection with the Separation and Distribution Agreement or the Transactions; satisfaction of the Additional Dividend Conditions (as defined in the Separation and Distribution Agreement); NYSE listing approval; and accuracy of representations and warranties and compliance with covenants, subject to certain materiality standards. In addition, the payment of the VMware Special Dividend is further conditioned upon (i) the absence of a VMware Material Adverse Effect (as defined in the Separation and Distribution Agreement) prior to declaration of the VMware Special Dividend and (ii) VMware having an investment grade credit rating (as further described in the Separation and Distribution Agreement).

Other Terms of the Separation and Distribution Agreement

Either Dell Technologies or VMware may terminate the Separation and Distribution Agreement if:

•	The Transactions are not completed on or before January 28, 2022;

•	A court or other governmental entity issues a final and non-appealable order permanently restraining, enjoining or otherwise prohibiting the consummation of the Transaction; or

•

The other party breaches certain of its representations, warranties, covenants or other agreements in the Separation and Distribution Agreement in a way that would entitle the party seeking to terminate the agreement not to consummate the Transactions, subject to certain cure rights.

In connection with the Transactions, the Amended and Restated Certificate of Incorporation of VMware will (i) first, be amended to provide that Dell Technologies will be able to contingently convert its shares of VMware Class B Common Stock to VMware Class A Common Stock, such conversion becoming effective immediately following, and automatically as a result of, the Distribution and (ii) second, be amended and restated to, among other things, remove references to VMware Class B Common Stock and remove the consent rights of the holders of a majority of the outstanding shares of VMware Class B Common Stock. Dell Technologies has caused to be executed written consents approving such amendments to the Amended and Restated Certificate of Incorporation of VMware.

The foregoing description of the Separation and Distribution Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Separation and Distribution Agreement, which is filed as Exhibit 16 hereto and is incorporated by reference herein.

Stockholders Agreement

In connection with the consummation of the Transactions, the Issuer, Michael S. Dell (“MSD”), Susan Lieberman Dell Separate Property Trust (the “SLD Trust” and, together with MSD and their respective transferees, the “MSD Stockholders”), and certain investment funds affiliated with Silver Lake Partners (collectively with their permitted transferees, the “SLP Stockholders” and collectively with the MSD Stockholders, the “Stockholders”) will become party to a Stockholders Agreement of the Issuer (the “Stockholders Agreement”).

The Stockholders Agreement will provide, among other things:

Nomination Rights

As further described in the Stockholders Agreement and subject to certain exceptions and compliance with applicable law and stock exchange rules, for so long as the MSD Stockholders collectively beneficially own a number of shares of common stock of the Issuer equal to at least 47% of the number of shares of common stock of the Issuer beneficially owned by the MSD Stockholders immediately following the Distribution (the “MSD Stockholders’ Initial Stake”) (or, if less, equal to at least 20% of all outstanding common stock of the Issuer), the board of directors of the Issuer (the “Board”) or the compensation and corporate governance committee of the Board (the “CCGC”) shall:

(i) nominate one individual (the “Class I MSD Director Nominee”) designated by the MSD Stockholders for election to the Board as a Class I director (as referenced in the Issuer’s Amended and Restated Certificate of Incorporation) at each annual meeting or action by written consent at which Class I directors will be elected; and

(ii) following a request from the MSD Stockholders, appoint to the Board and thereafter nominate a second individual (the “Additional MSD Director Nominee”) designated by the MSD Stockholders for election to the Board at each annual meeting or action by written consent at which the class of directors that the Additional MSD Director Nominee becomes a member of, will be elected, in each case for so long as the Board remains classified.

As further described in the Stockholders Agreement and subject to certain exceptions and compliance with applicable law and stock exchange rules, for so long as the MSD Stockholders collectively beneficially own a number of shares of common stock of the Issuer equal to at least 18% but less than 47% of the MSD Stockholders’ Initial Stake (or, if less, equal to at least 7.5% but less than 20% of all outstanding common stock of the Issuer), the Board or the CCGC shall nominate the Class I MSD Director Nominee for election to the Board at each annual meeting or action by written consent at which Class I directors will be elected. If the MSD Stockholders cease to collectively beneficially own a number of shares of common stock of the Issuer equal to at least 18% of the MSD Stockholders’ Initial Stake (or, if less, equal to at least 7.5% of all outstanding common stock of the Issuer), the MSD Stockholders will cause the Class I MSD Director Nominee to offer to promptly resign from the Board (which resignation may or may not be accepted by the Board in its sole discretion).

In addition, as further described in the Stockholders Agreement and subject to certain exceptions and compliance with applicable law and stock exchange rules, for so long as the SLP Stockholders collectively beneficially own a number of shares of common stock of the Issuer equal to at least 67% of the number of shares of common stock of the Issuer beneficially owned by the SLP Stockholders immediately following the Distribution (the “SLP Stockholders’ Initial Stake”) (or, if less, equal to at least 7.5% of all outstanding common stock of the Issuer), the Board or the CCGC shall nominate one individual designated by the SLP Stockholders for election to the Board as a Class I director (as referenced in the Issuer’s Amended and Restated Certificate of Incorporation) at each annual meeting or action by written consent at which Class I directors will be elected (such individual, the “SLP Director Nominee”). If the SLP Stockholders cease to collectively beneficially own a number of shares of common stock of the Issuer equal to at least 67% of the SLP Stockholders’ Initial Stake (or, if less, equal to at least 7.5% of all outstanding common stock of the Issuer), the SLP Stockholders shall cause the SLP Director Nominee to offer to promptly resign from the Board (which resignation may or may not be accepted by the Board in its sole discretion).

If any person nominated by the MSD Stockholders or the SLP Stockholders ceases to serve on the Board for any reason (except as a result of a reduction in such Stockholder’s right to nominate directors pursuant to the Stockholders Agreement), then the Stockholder who nominated such director shall be entitled to nominate a replacement so long as the Stockholder is entitled to nominate at least one director to the Board at such time.

Support Obligations

During the period as the CCGC, the Board or the Issuer continues to nominate the MSD Director Nominee(s) and SLP Director Nominee(s) (and unless the MSD Stockholders or SLP Stockholders irrevocably renounce their rights to designate director nominees or all MSD Director Nominees and SLP Director Nominees have resigned from the Board), The MSD Stockholders and SLP Stockholders agree with the Issuer that (A) no MSD Stockholder or SLP Stockholder, respectively, shall otherwise act to seek to propose to the Issuer or any of its stockholders to nominate or support any person as a director who is not an MSD Director Nominee or SLP Director Nominee, respectively, or otherwise nominated by the CCGC or the Board and (B) at the Issuer’s annual meeting of stockholders and at any other meeting of the stockholders of the Issuer, the MSD Stockholders and SLP Stockholders, will, to the extent that their respective shares of the Issuer’s common stock are entitled to vote thereon, or in any other circumstance in which the vote, consent or other approval of the stockholders of the Issuer is sought, (1) appear at each such meeting or otherwise cause all of the Issuer’s common stock beneficially owned by the MSD Stockholders and SLP Stockholders, respectively, (and for which the MSD Stockholders or the SLP Stockholders, respectively, have the right to vote) as of the applicable record date to be counted as present thereat for purposes of calculating a quorum and (2) vote (or cause to be voted), in person or by proxy, all of the MSD Stockholders’ or SLP Stockholder’s common stock of the Issuer as of the applicable record date for each MSD Director Nominee or SLP Director Nominee, respectively, and each other individual nominated by the CCGC or the Board for election to the Board.

Committee Rights

For so long as either the MSD Stockholders or the SLP Stockholders, respectively, are entitled to nominate at least one director, such Stockholder may have at least one of its nominees then serving on the Board serve on each committee of the Board (except the audit committee or related party transaction committee), to the extent permitted by applicable law and stock exchange rules and subject to certain exceptions.

Board Chairman

MSD shall remain the chairman of the Board so long as (i) he serves on the Board and (ii) the MSD Stockholders have the right to nominate at least one director to the Board.

Acquisitions of Common Stock and Other Actions

The MSD Stockholders and the SLP Stockholders will agree to be subject to, with specific exceptions and as further described in the Stockholders Agreement, certain limitations and restrictions on the acquisition of outstanding shares of any class of the Issuer’s common stock, including a prohibition on acquisitions of the Issuer’s common stock in a manner that would increase such Stockholder’s initial ownership percentage by more than 1% of the total outstanding shares of the Issuer.

The MSD Stockholders and the SLP Stockholders will agree with the Issuer to not make any public proposal or announcement (individually, together or with a third party) or take any public or private action with any third party that (other than in the capacity as a Board member and subject to such Board member’s fiduciary duties under applicable law) constitutes (i) controlling, changing or influencing the Board or management of the Issuer, including any plans or proposals to change the number of directors or to fill any vacancies on the Board; (ii) any material change in the capitalization, share repurchase programs and practices, capital allocation programs and practices or dividend practice of the Issuer; (iii) any other material change in the Issuer’s management, business or corporate structure; or (iv) seeking to have the Issuer waive or make amendments or modifications to the Issuer’s Amended and Restated Certificate of Incorporation or bylaws.

The obligations set forth in the preceding two paragraphs will expire upon the earliest of (i) the date on which the MSD Stockholders’ or SLP Stockholders’, as the case may be, respective ownership of the Issuer’s common stock is less than 7.5% of all outstanding shares of the Issuer’s common stock, (ii) the later of (A) three years following the Distribution and (B) the 12 month anniversary of the date on which the MSD Stockholders or the SLP Stockholders, respectively, cease to have a right to designate a director nominee on the Board, or (iii) the expiration of the initial term (or earlier termination) of that certain Commercial Framework Agreement (“CFA”), which is five years. The CFA will be entered into by the Issuer and Dell Technologies in connection with and upon the consummation of the Transactions, the form of which is attached as Exhibit K to the Separation and Distribution Agreement which is filed as Exhibit 16 hereto and is incorporated by reference herein.

Stockholder Voting

As further described in the Stockholders Agreement, in the event the Board approves and recommends that the Issuer’s stockholders vote in favor of a transaction that requires approval of the Issuer’s stockholders relating to mergers, acquisitions or other business combinations or extraordinary transactions involving the Issuer, or the issuance of securities in connection with any such transaction (in each such case, other than a Sale Transaction (as defined in the Stockholders Agreement)), the MSD Stockholders and the SLP Stockholders agree with the Issuer to vote all of their shares entitled to vote in favor of such transaction; provided, that the MSD Stockholders and the SLP Stockholders will only be obligated to vote in favor of such transaction if, (i) (x) with respect to the MSD Stockholders, MSD or a director nominee who is an immediate family member of MSD has voted in favor of such transaction in his or her capacity as a director and (y) with respect to the SLP Stockholders, Egon Durban (or any SLP Director Nominee who is a Managing Director of Silver Lake Partners) has voted in favor of such transaction in his or her capacity as a director, (ii) the Board has not “changed or “withdrawn” its recommendation that the Issuer’s stockholders vote in favor of such transaction and (iii) such transaction does not require any of the MSD Stockholders or the SLP Stockholders to forfeit, terminate or relinquish any of its rights under the Stockholders Agreement.

The foregoing description of the Stockholders Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the form of Stockholders Agreement, which is attached as Exhibit F to the Separation and Distribution Agreement which is filed as Exhibit 16 hereto and is incorporated by reference herein.

Registration Rights Agreement

In connection with the consummation of the Transactions, the MSD Stockholders and the SLP Stockholders will become a party to a Registration Rights Agreement (the “Registration Rights Agreement”), by and among, the Issuer, the MSD Stockholders and the SLP Stockholders.

Pursuant to the Registration Rights Agreement, the Issuer will agree to provide certain registration rights under the Securities Act of 1933, as amended (the “Securities Act”), to the MSD Stockholders and the SLP Stockholders in order to register the resale of shares of common stock of the Issuer held by such Stockholders. Pursuant to the Registration Rights Agreement and subject to certain limitations, the Stockholders will be entitled to exercise two demand registrations, including with respect to underwritten offerings, in any calendar year. In addition, each of the MSD Stockholders and the SLP Stockholders will also be entitled to participate in certain registered offerings by the Issuer, other holders of equity interests in the Issuer and/or the other Stockholders.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Registration Rights Agreement, which is attached as Exhibit G to the Separation and Distribution Agreement which is filed as Exhibit 16 hereto and is incorporated by reference herein.

Amendment to Governance Letter

On July 1, 2018, Dell Technologies and the Issuer entered into a letter agreement (the “Governance Letter”) that provided for the continuation of certain independent governance arrangements for the Issuer and its stockholders. In connection with the Transactions, Dell Technologies and the Issuer will enter into an amendment to the Governance Letter (the “Governance Letter Amendment”) to provide that the Governance Letter will terminate on the earlier of (i) the 10 year anniversary of the date of the Governance Letter and (ii) the date that the MSD Stockholders and the SLP Stockholders no longer hold shares of Class A Common Stock of the Issuer.

The foregoing description of the Governance Letter does not purport to be complete and is qualified in its entirety by reference to the full text of the Governance Letter, which is filed as Exhibit 10.2 in the Issuer’s Current Report on Form 8-K, filed on July 1, 2018 and is incorporated by reference herein.

The foregoing description of the Governance Letter Amendment does not purport to be complete and is qualified in its entirety by reference to the full text of the Governance Letter Amendment, which is attached as Exhibit L to the Separation and Distribution Agreement which is filed as Exhibit 16 hereto and is incorporated by reference herein.

Item 5. Interest in Securities of the Issuer.

Items 5(a), (b) and (c) are hereby amended and restated as follows:

(a) As of the date hereof, (i) Dell Technologies, EMC and Michael S. Dell are the beneficial owners of an aggregate of 337,900,441 shares of Class A Common Stock of the Issuer, consisting of (A) 30,678,605 shares of Class A Common Stock and (B) 307,221,836 shares of Class B Common Stock that are convertible into an equal number of shares of Class A Common Stock at any time, (ii) VMW Holdco is the beneficial owner of a portion of such shares consisting of (A) 24,178,605 shares of Class A Common Stock and (B) 75,821,395 shares of Class B Common Stock, and (iii) EMC Sub is the beneficial owner of a portion of such shares consisting of 7,221,836 shares of Class B Common Stock. As of the date hereof, the 337,900,411 shares of Class A Common Stock beneficially owned by Dell Technologies, EMC and Michael S. Dell represent approximately 80.6% of the shares of Class A Common Stock. Of those 337,900,441 shares, the 100,000,000 shares of Class A Common Stock beneficially owned by VMW Holdco represent approximately 53.2% of the shares of Class A Common Stock and the 7,221,836 shares of Class A Common Stock beneficially owned by EMC Sub represent approximately 6.1% of the shares of Class A Common Stock.1/

1/

In each case, based on 112,011,150 shares of Class A Common Stock outstanding as of March 16, 2021, as disclosed in the Annual Report on Form 10-K for the year ended January 29, 2021 filed by the Issuer with the SEC. Assumes the conversion of the Class B Common Stock referred to in footnote 1 into shares of Class A Common Stock.

(b) As of the date hereof:

Dell Technologies has:

(i) sole power to vote or direct the vote of -0- shares;

(ii) shared power to vote or direct the vote of 337,900,441 shares;

(iii) sole power to dispose or direct the disposition of -0- shares; and

(iv) shared power to dispose or direct the disposition of 337,900,441 shares.

EMC has:

(i) sole power to vote or direct the vote of -0- shares;

(ii) shared power to vote or direct the vote of 337,900,441 shares;

(iii) sole power to dispose or direct the disposition of -0- shares; and

(iv) shared power to dispose or direct the disposition of 337,900,441 shares.

VMW Holdco has:

(i) sole power to vote or direct the vote of -0- shares;

(ii) shared power to vote or direct the vote of 100,000,000 shares;

(iii) sole power to dispose or direct the disposition of -0- shares; and

(iv) shared power to dispose or direct the disposition of 100,000,000 shares.

EMC Sub has:

(i) sole power to vote or direct the vote of -0- shares;

(ii) shared power to vote or direct the vote of 7,221,836 shares;

(iii) sole power to dispose or direct the disposition of -0- shares; and

(iv) shared power to dispose or direct the disposition of 7,221,836 shares.

Michael S. Dell has:

(i) sole power to vote or direct the vote of -0- shares;

(ii) shared power to vote or direct the vote of 337,900,441 shares;

(iii) sole power to dispose or direct the disposition of -0- shares; and

(iv) shared power to dispose or direct the disposition of 337,900,441 shares.

Under the terms of the Issuer’s Amended and Restated Certificate of Incorporation, a holder of a share of Class A Common Stock is entitled to one vote per share and a holder of a share of Class B Common Stock is entitled to ten votes per share. As of the date hereof, Dell Technologies, EMC and Michael S. Dell control approximately 97.4% of the combined voting power of both classes of common stock of the Issuer and, included in that amount, VMW Holdco controls approximately 24.6% of the combined voting power of both classes of common stock of the Issuer and EMC Sub controls approximately 2.3% of the combined voting power of both classes of common stock of the Issuer. In addition, the holders of the Class B Common Stock, voting separately as a class, are entitled to elect 80% of the total number of directors on the Board.

(c) Except as described herein, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any other person listed in Annex A filed as an attachment to this Amendment No. 20, has effected any transaction involving the Class A Common Stock of VMware during the last 60 days from the date hereof.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented by adding the following paragraph at the end thereof:

The information set forth in Item 4 of this Amendment No. 20 is incorporated by reference into this Item 6.

Item 7. Material to be filed as Exhibits.

Item 7 is hereby amended and supplemented by adding the following at the end thereof:

Exhibit 16 - Separation and Distribution Agreement, dated as of April 14, 2021 by and between Dell Technologies Inc. and VMware, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form  8-K of Dell Technologies Inc. filed with the Securities and Exchange Commission on April 14, 2021 (Commission File No. 001-37867)).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 14, 2021

DELL TECHNOLOGIES INC.

By:	/s/ Robert L. Potts
Name:	Robert L. Potts
Title:	Senior Vice President and Assistant Secretary

EMC CORPORATION

By:	/s/ Robert L. Potts
Name:	Robert L. Potts
Title:	Senior Vice President and Assistant Secretary

VMW HOLDCO LLC

By:	/s/ Robert L. Potts
Name:	Robert L. Potts
Title:	Senior Vice President and Assistant Secretary

EMC EQUITY ASSETS LLC

By:	/s/ Robert L. Potts
Name: Robert L. Potts
Title:	Senior Vice President and Assistant Secretary

MICHAEL S. DELL

By:	/s/ Robert L. Potts
Name:	Robert L. Potts
Title:	Attorney-in-Fact

ANNEX A

Annex A of the Schedule 13D is hereby amended and restated as follows:

DIRECTORS AND EXECUTIVE OFFICERS

DELL TECHNOLOGIES INC.

The following sets forth the name, position and principal occupation of each director and executive officer of Dell Technologies Inc. Each director and executive officer is a citizen of the United States. The business address of each director and executive officer is c/o Dell Technologies Inc., One Dell Way, Round Rock, Texas 78682. To the best of Dell Technologies Inc.’s knowledge, other than Mr. Dell, who is a Reporting Person in this Schedule 13D, none of its directors or executive officers beneficially owns any shares of Class A Common Stock of the Issuer.

Directors	Principal Occupation
Michael S. Dell	Chief Executive Officer and Chairman Dell Technologies Inc.

David W. Dorman	Founding Partner Centerview Capital Technology

Egon Durban	Co-Chief Executive Officer Silver Lake

William D. Green	Board member

Ellen J. Kullman	President and Chief Executive Officer Carbon, Inc.

Simon Patterson	Managing Director Silver Lake

Lynn M. Vojvodich	Board member and advisor to companies

Executive Officers	Title
Michael S. Dell	Chief Executive Officer

Jeffrey W. Clarke	Chief Operating Officer and Vice Chairman

Allison Dew	Chief Marketing Officer

Howard D. Elias	Chief Customer Officer and President, Services and Digital

Jennifer D. Saavedra	Chief Human Resources Officer

Richard J. Rothberg	General Counsel

William F. Scannell	President, Global Sales and Customer Operations

Thomas W. Sweet	Chief Financial Officer

EMC CORPORATION

The following sets forth the name, position and principal occupation of each director and executive officer of EMC Corporation. Each such person is a citizen of the United States. The business address of each director and executive officer is c/o Dell Technologies Inc., One Dell Way, Round Rock, Texas 78682. To the best of Dell Technologies Inc.’s knowledge, other than Mr. Dell, who is a Reporting Person in this Schedule 13D, none of the directors or executive officers of EMC Corporation beneficially owns any shares of Class A Common Stock of the Issuer. Except as otherwise indicated, the principal occupation of each of the individuals named below is as an officer or executive officer of Dell Technologies Inc. under the titled listed.

Director	Principal Occupation
Robert L. Potts	Senior Vice President, Corporate Securities & Finance Counsel

Executive Officers	Title
Michael S. Dell	Chief Executive Officer and Chairman

Tyler W. Johnson	Senior Vice President and Treasurer

Richard J. Rothberg	General Counsel and Secretary

Thomas W. Sweet	Chief Financial Officer

Robert L. Potts	Senior Vice President and Assistant Secretary

Tom Vallone	Senior Vice President, Tax

Brunilda Rios	Senior Vice President and Chief Accounting Officer

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VMW HOLDCO LLC

The following sets forth the name, position and principal occupation of each director and executive officer of VMW Holdco LLC. Each such person is a citizen of the United States. The business address of each director and executive officer is c/o Dell Technologies Inc., One Dell Way, Round Rock, Texas 78682. To the best of Dell Technologies Inc.’s knowledge, other than Mr. Dell, who is a Reporting Person in this Schedule 13D, none of the directors or executive officers of VMW Holdco LLC beneficially owns any shares of Class A Common Stock of the Issuer. Except as otherwise indicated, the principal occupation of each of the individuals named below is as an officer or executive officer of Dell Technologies Inc. under the titled listed.

Directors	Principal Occupation
Robert L. Potts	Senior Vice President, Corporate Securities & Finance Counsel

Michelle A. Dryer	Independent Director

Executive Officers	Title
Michael S. Dell	Chief Executive Officer and Chairman

Tyler W. Johnson	Senior Vice President and Treasurer

Richard J. Rothberg	General Counsel and Secretary

Thomas W. Sweet	Chief Financial Officer

Robert L. Potts	Senior Vice President and Assistant Secretary

Tom Vallone	Senior Vice President, Tax

Brunilda Rios	Senior Vice President and Chief Accounting Officer

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MANAGER AND EXECUTIVE OFFICERS

EMC EQUITY ASSETS LLC

The following sets forth the name, position and principal occupation of each manager and executive officer of EMC Equity Assets LLC. Each such person is a citizen of the United States. The business address of each manager and executive officer is c/o Dell Technologies Inc., One Dell Way, Round Rock, Texas 78682. To the best of Dell Technologies Inc.’s knowledge, other than Mr. Dell, who is a Reporting Person in this Schedule 13D, none of the managers or executive officers of EMC Equity Assets LLC beneficially owns any shares of Class A Common Stock of the Issuer.

Manager	Principal Occupation
Robert L. Potts	Senior Vice President and Assistant Secretary

Executive Officers	Title
Michael S. Dell	Chief Executive Officer and Chairman

Tyler W. Johnson	Senior Vice President and Treasurer

Richard J. Rothberg	General Counsel and Secretary

Thomas W. Sweet	Chief Financial Officer

Robert L. Potts	Senior Vice President and Assistant Secretary

Tom Vallone	Senior Vice President, Tax

Brunilda Rios	Senior Vice President and Chief Accounting Officer

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